Exhibit 99.1

Volvo: Clinton Climate Initiative Supports Volvo's Environmental Alternatives

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 3, 2007--Regulatory News:

    Former US President Bill Clinton's climate initiative has chosen Volvo as its partner with regard to hybrid buses and efficient bus systems. Together with the Clinton Climate Initiative, Volvo's (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) solutions can contribute to reducing carbon dioxide emissions pursued by 40 of the world's large cities.

    Slightly over a year ago the Clinton Foundation launched the Clinton Foundation's Climate Initiative (CCI). The foundation is working to reduce harmful greenhouse gases. Among the efforts is a partnership with the C40 Cities Climate Leadership Group, an association of 40 of the world's large cities. Together, they are trying to find solutions that can reduce carbon dioxide emissions, including those of the transport sector.

    CCI has noticed Volvo's efforts with hybrid buses and Bus Rapid Transit (BRT) and has consequently signed an agreement with Volvo. CCI will apply its knowledge and its contacts in the 40 cities to show the potential offered by the hybrid technology and BRT system with regard to reducing carbon dioxide emissions.

    On December 3-5, representatives of the 40 cities will meet in London to discuss solutions to the climate impact from transports. One of the speakers is Edward Jobson, Environmental Manager of Volvo Buses.

    Reduced emissons "Bus Rapid Transit is one of the most effective ways of reducing carbon dioxide emissions. With separate bus lanes, buses with high passenger capacity and smart bus stops, an efficient, bus-based transport system can be achieved.

    "With fewer, but larger buses and more even traffic, emissions are markedly reduced. But the greatest impact on the environment is achieved by many residents leaving their cars or motorcycles at home, thanks to the fact that the bus journey is faster and smoother." He also points out that the bus-based transport system has an investment cost that is only 10 percent of what it costs to build a rail-bound system.

    "Among the 40 cities, several already have BRT systems, such as Bogota, Colombia and Mexico City. These systems are so successful that the cities are planning to expand them even further."

    Fuel saving hybrids In his speech in London, Edward Jobson will also present Volvo's hybrid buses, which provide fuel savings of up to more than 30 percent through a hybrid solution developed by Volvo. "Our hybrid development has now reached the stage that it is at the same commercial level as our diesel buses. This means that conditions are now in place for hybrid buses to make a major breakthrough in the market."

    The third environmental alternative from Volvo Buses to be mentioned by Edward Jobson in his speech is the company's biogas buses.

    "We all know that we will have to manage without any fossil fuels in the future. Today, we already offer a gas bus that can be run on biogas. Biogas has the major advantage that it is largely produced solely from waste products such as sewage sludge. No fresh raw materials are needed, meaning that it does not compete with other cultivation."

    The C40 Large Cities Climate Leadership Group consists of: Addis Ababa, Athens, Bangkok, Beijing, Berlin, Bogota, Buenos Aires, Cairo, Caracas, Chicago, Delhi, Dhaka, Hanoi, Hong Kong, Houston, Istanbul, Jakarta, Johannesburg, Karachi, Lagos, Lima, London, Los Angeles, Madrid, Melbourne, Mexico City, Moscow, Mumbai, New York, Paris, Philadelphia, Rio de Janeiro, Rome, Sao Paulo, Seoul, Shanghai, Sydney, Toronto, Tokyo and Warsaw.

    December 3, 2007

    Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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    CONTACT: Volvo Bus Corporation
             Edward Jobson, +46 31 322 09 81
             environmental manager
             or
             Per-Martin Johansson, +46 31 322 52 00
             press officer